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                                   Penge Corp.
                     1930 Village Center Circle 3, Suite 446
                               Las Vegas, NV 89134


                                 March 14, 2005


Via EDGAR

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Application for Withdrawal of Registration Statement on Form SB-2 No. 333-119947

Dear Sir/Madam:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, Penge Corp. (the "Company") hereby respectfully requests that the above-referenced Registration Statement be withdrawn and that an order of the Commission granting such withdrawal be granted.

         The Company has determined to request withdrawal of the Registration Statement effective as of March 14, 2005 due to the consummation of a recent business acquisition. Resources previously focused on the Registration Statement need to be diverted to operating, and facilitating an audit of, the new business. In addition, much about the business plan, seasonality, cash flow and other aspects of the Company's business, including the scope of the offering are expected to change as a result of the acquisition. This letter will also confirm that no shares of the Company's common stock were sold pursuant to the Registration Statement and that the Company may undertake a subsequent private offering in reliance upon Rule 155(c). Accordingly, the Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

         Should you have any questions or comments, please do not hesitate to contact Bryan Allen at 185 South State Street, Salt Lake City, Utah 84111, at
(801) 257-7963 (telephone) or 801-532-7750 (telecopy).

                                                     Very truly yours,

                                                     Penge Corp.

                                                     /s/ Kirk Fischer
                                                     ----------------
                                                     Kirk Fischer
                                                     Chief Executive Officer